This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about November 29, 2006

Item 3.	News Release

November 29, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Cases Cheal B-3 Oil Well, Soon to Spud Exploration Well and Files
Second Quarter Results

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Cheal-B3 well located in PMP 38156-01 (TAG 30.5%) New Zealand, has reached a total depth of 1927m (6322’). After evaluating the wireline logs, the Joint Venture has agreed to run production casing to be followed by a program of completion testing, after the remaining Cheal wells are drilled.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – November 29, 2006 – Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Cheal-B3 well located in PMP 38156-01 (TAG 30.5%) New Zealand, has reached a total depth of 1927m (6322’). After evaluating the wireline logs, the Joint Venture has agreed to run production casing to be followed by a program of completion testing, after the remaining Cheal wells are drilled.

Participants in the Cheal program are the Company (30.5%), Arrowhead Energy Limited (33%) and Austral Pacific Energy (NZ) Limited (36.5%) ..

TAG also announced the Mangamingi-1 exploration well located in PEP 38758 (TAG 100%, operator) New Zealand, is expected to spud on or about December 7th, 2006. Mangamingi-1 is the first well to be drilled on PEP 38758 based on the results of 35 km’s of 2D seismic that the Company collected in January 2006, as well as detailed geochemical sampling that indicated hydrocarbon presence in the area.

Finally, TAG Oil announces the filing of its second quarter 2007 financial statements to September 30, 2006, along with the accompanying Management’s Discussion and Analysis. These filings can be accessed electronically from the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or at www.tagoil.com.

TAG started the 2007 fiscal year with $18.75 million in cash and cash equivalents and ended the second quarter with $23.4 million at September 30, 2006. Shareholders equity at September 30, 2006 was $57.22 million, compared to $27.03 million at March 31, 2006 resulting from a private placement that raised $28.10 million net of costs through the issuance of 40,000,000 shares. TAG began the 2007 fiscal year with 46,631,081 shares outstanding, and ended the second quarter with 91,631,081 shares.

The second quarter ended September 30, 2006 was the first in which the Company recorded production revenue from the Cheal Oil Field, with TAG’s share of revenue amounting to $234,916 from the sale of 3,497 net barrels of oil. Production for the quarter amounted to 13,918 barrels gross (TAG net: 4,245 barrels) at an average of approximately 150 barrels of oil gross per day (TAG net: 46 barrels) using temporary production facilities. As the Cheal Oil Field Development plan continues and with permanent facilities expected to be competed by March 2007, the Company expects production rates and efficiencies to increase to at least 1,000 barrels per day gross (TAG net: 305 barrels).

The loss recorded for the second quarter was $722,322 ($0.01 per share). The loss included interest income of $216,664 and $130,172 in foreign exchange losses resulting from a decline in value of the Company’s cash held in U.S. dollars at September 30, 2006. The Company also relinquished two of its less prospective permits during the quarter and wrote-off the capitalized costs of the permits totaling $330,986.

About TAG Oil:

TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. With exploration permits totaling 3,686,593 gross acres (net 1,847,593) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

Forward Looking Statements:

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
Contact:
Garth Johnson
gje@tagoil.com
604-609-3350

# # #

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 609-3350

Item 9.	Date of Report

November 29, 2006

“Garth Johnson”
______________________________
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia